THIS INSTRUMENT AND ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR UNDER THE SECURITIES LAWS OF CERTAIN STATES. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR AN EXEMPTION THEREFROM.

REVENUE LOAN AGREEMENT
(Promissory Note)

Date of Loan:	____________________
Amount of the Loan:	____________________
Payment Start Date:	June 30, 2019

For value received, Eagle Protect, PBC, a Delaware public benefit corporation (the "***Borrower***" or the "***Company***"), hereby promises to pay to the order of ______ (the "***Lender***" or the "***Investor***"), in lawful money of the United States of America and in immediately available funds, the Repayment Amount (as defined below) in the manner set forth below, subject to the terms of this agreement and on the Crowdfund Mainstreet platform.

1. Definitions.

a. "***Default Notice***" means notice from the Senior Creditors to the Borrower that an event of default, or any event which the giving of notice or the passage of time or both would constitute an event of default, has occurred under the terms of the Senior Debt.

b. "***Investors***" or "***Lenders***" means all of the purchasers of the Notes.

c. ***"Revenue"*** shall mean, for any fiscal year, all of Borrower's cash receipts, less costs passed through to users and refunds. The Company's accountant shall calculate Revenue on a cash basis following the end of each fiscal year.

d. "***Note***" means this Note. "***Notes***" means all of the promissory notes which contain substantially the same terms as this Note (except for the Repayment Amount).

e. "***Payment Start Date***" means the date specified above.

f. "***Pro Rata Share***" shall mean the ratio that results from dividing the Amount of the Loan by the total amount loaned by all Lenders.

g. "***Repayment Amount"*** means the Amount of the Loan multiplied by 1.5.

h. "***Senior Debt***" means all indebtedness of the Borrower to banks, commercial finance lenders, insurance companies, leasing and equipment financing institutions and/or other institutions

1

regularly engaged in the business of lending money.

        i.   "***Senior Creditors***" means the holders of Senior Debt.

2.   Basic Terms.

        a.   <u>When Paid in Full.</u> The Note will be considered paid in full and this agreement will terminate when the Borrower has paid the Lender the Repayment Amount. Notwithstanding the foregoing, all outstanding principal and interest shall be due and payable no later than March 31, 2024.

        b.   <u>Interest Rate.</u> The interest rate on this Note is a function of the time it takes the Borrower to repay the Repayment Amount. To the extent allowed under applicable law, the revenue share will not be considered interest under state usury laws. Notwithstanding any provision herein to the contrary, the interest rate on this Note shall be no less than the Applicable Federal Rate.

3.   Payments.

        a.   <u>Annual Payments.</u> Beginning on the Payment Start Date, the Borrower will make an annual payment to the Lender (or cause the payments to be made through an agent) within ninety (90) days of the end of each fiscal year.

        b.   <u>Amount of Each Payment.</u> Each year, the Lender shall be entitled to receive from the Borrower the Lender's Pro Rata Share of the following amount:

4% x Revenue

Under no circumstances shall payments to the Lender exceed what is allowed under California or other applicable law governing usury.

        c.   <u>Order of Application of Payments.</u> All payments under this agreement shall be applied first to interest and then to principal.

        4.   Prepayment. The Borrower may pay off any or all of the Notes in their entirety at any time by paying one, some, or all of the Lenders any unpaid part of the amounts owed to them under the Notes. The Borrower may make partial prepayments, provided that all partial prepayments shall be made pro rata among all of the Lenders based on their original loan amounts under the Notes.

        5.   Characterization of Investment. The parties agree that they shall treat this agreement as a loan for financial and tax and all other applicable purposes, and not as equity. The Lender agrees to comply with all applicable laws governing the making of loans to businesses in the jurisdiction in which they are resident.

        6.   Company Representations

        a.   The Company is a limited liability company duly organized, validly existing and in good standing under the laws of the state of its formation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

b.   The execution, delivery and performance by the Company of this instrument is within the power of the Company and has been duly authorized by all necessary actions on the part of the Company. This instrument constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current articles of organization or operating agreement, (ii) any material statute, rule or regulation applicable to the Company or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

c.   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company; or (iv) result in the suspension, forfeiture or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

d.   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's approvals; and (ii) any qualifications or filings under applicable securities laws.

7.   Investor Representations

a.   <u>The Company May Rely on These Representations.</u> The Investor understands that the Company's offer and sale of this Note has not been registered under the Securities Act of 1933, as amended, because the Company believes, relying in part on the Investor's representations in this agreement, that an exemption from such registration requirement is available for such sale. The Investor understands that the availability of this exemption depends upon the representations the Investor is making to the Company in this agreement being true and correct.

b.   <u>No Resale for One Year.</u> The Investor understands that this Note may not be resold for one year after the date of issuance (with limited exceptions) and that even after one year there may not be any market for this Note.

c.   <u>No Resale Without Registration or Exemption.</u> The Investor has been advised that this Note has not been registered under the Securities Act, or any state securities laws and, therefore, cannot be resold unless it is registered under the Securities Act and applicable state securities laws or unless an exemption from such registration requirements is available.

d.   <u>Investor Can Protect Own Interests.</u> The Investor can properly evaluate the merits and risks of purchase of this Note and can protect his, her or its own interests in this regard, whether by reason of his, her or its own business and financial expertise; the business and financial expertise of certain professional advisors unaffiliated with the Company with whom the Investor has consulted; or Investor's preexisting business or personal relationship with the Company or any of its officers, directors or controlling persons.

e.   Investor Recognizes Economic Risk. The Investor understands that the purchase of this Note involves a high degree of risk, and that the Company's future prospects are uncertain. The Investor has the requisite knowledge to assess the relative merits and risks of this investment, or has relied upon the advice of Investor's professional advisors with regard to an investment in the Company. The Investor has fully reviewed the information the Borrower has provided on the Crowdfund Mainstreet platform and in Borrower's Form C and all amendments thereto in connection with the purchase and sale of this Note. The Investor understands the risks involved in purchasing the Note, including (1) the speculative high-risk nature of the investment; (2) the financial hazards involved, including the risk of losing the entire investment; and (3) the lack of liquidity of the investment due to the absence of a trading market for the Note.

f.   Investor Advised to Seek Representation. The Investor understands that nothing in this agreement or any other materials presented to the Investor in connection with the purchase and sale of the Note constitutes legal, tax or investment advice. The Company has advised the Investor to consult with such legal, tax and investment advisors as the Investor, in the Investor's sole discretion, deems necessary or appropriate in connection with the Investor's purchase of the Note.

g.   Complete Information. All information provided by the Investor to the Company and in connection with the purchase of this Note is true, correct and complete as of the date set forth hereof, and if there should be any change in such information, the Investor will immediately provide the Company with such information. The Investor is not subject to backup withholding by the Internal Revenue Service (unless the Investor provides written notice to the Company that the Investor is subject to backup withholding).

h.   Authority; Binding Agreement. The Investor represents and warrants to, and covenants with, the Company that (i) the Investor has full right, power, authority, and capacity to enter into this instrument and to consummate the transactions contemplated hereby and has taken all necessary action to authorize the execution, delivery and performance of this agreement, and (ii) this agreement constitutes a valid and binding obligation of the Investor enforceable against the Investor in accordance with the terms of such agreement, except as enforceability may be limited by applicable law.

i.   Indemnification. The Investor agrees to indemnify and hold harmless the Company and its agents, officers and directors for any claims, judgments or expenses incurred as a result of any misrepresentation made by the Investor.

8.   **Default.** Each of the following events shall be an "***Event of Default***" hereunder:

a.   Borrower fails to make any payment due under this Note on the date the same becomes due and payable or within five business days thereafter;

b.   Borrower files any petition or action for relief under any bankruptcy, reorganization, insolvency or moratorium law or any other law for the relief of, or relating to, debtors, now or hereafter in effect, or makes any assignment for the benefit of creditors or takes any limited liability company action in furtherance of any of the foregoing; or

c.   An involuntary petition is filed against Borrower (unless such petition is dismissed or discharged within 60 days) under any bankruptcy statute now or hereafter in effect, or a custodian, receiver, trustee or assignee for the benefit of creditors (or other similar official) is appointed to take possession, custody or control of any property of Borrower.

Upon the occurrence of an Event of Default hereunder all amounts owing hereunder shall automatically be immediately due, payable and collectible by the Lender pursuant to applicable law.

       9.   **Investor Information Rights:** The Borrower will deliver to the Lenders unaudited annual financial statements no later than 90 days following the close of the fiscal year.

       10.   **Security:** The Notes will be unsecured obligations of the Borrower.

       11.   **Subordination:** This Note shall be subordinated to any Senior Debt. The Borrower hereby agrees, and by accepting this Note, the Lender hereby acknowledges and agrees, that so long as the Borrower is in default with respect to any Senior Debt, the Borrower will not make, and the Lender will not receive or retain, any payment under this Note. Nothing in this paragraph will preclude or prohibit the Lender from receiving and retaining any payment hereunder unless and until the Lender has received a Senior Debt Default Notice (which will be effective until waived in writing by the Senior Creditors).

       12.   **Parity with Other Notes.** The Borrower's repayment obligation to the Lender under this Note shall be on parity with the Borrower's obligation to repay all the Notes. In the event that the Company is obligated to repay the Notes and does not have sufficient funds to repay all the Notes in full, payment shall be made to the Lenders on a pro rata basis. The preceding sentence shall not, however, relieve the Company of its obligations to the Lender hereunder.

       13.   **Waiver.** The Borrower waives presentment and demand for payment, notice of dishonor, protest and notice of protest of this Note, and shall pay all costs of collection when incurred, including, without limitation, reasonable attorneys' fees, costs and other expenses. The right to plead any and all statutes of limitations as a defense to any demands hereunder is hereby waived to the full extent permitted by law.

       14.   **Amendments**. Any provision of this Note (other than the Amount of the Loan or the Repayment Amount) may be amended, waived or modified upon the written consent of the Borrower and the holders of a majority (by unpaid principal amount) of the Notes. Any provision of this Note may be amended by mutual agreement of the parties.

       15.   **Company's Right to Accept or Reject Investments**. The Company may accept or reject any investments, in whole or in part. This means that the Company may sell to the Lender a Note in a smaller amount than the Lender invests or may choose not to sell the Note to the Lender. If the Company accepts the Lender's investment, in whole or in part, except as otherwise set forth on the Crowdfund Mainstreet platform, this Agreement will constitute an irrevocable commitment by the Lender to purchase the Note, and a copy of this Agreement will be executed by the Company and returned to the Lender. If the Company rejects the Lender's investment in whole or in part, the Company will return the payment tendered for any unissued portion of the investment.

       16.   **Expenses.** The Company and the Lender will each bear their own legal and other expenses with respect to the financing.

       17.   **Notice.** Any notice or demand which either party may or must give to the other under this

Agreement shall be made in writing and shall be either hand delivered or sent via email, facsimile, or U.S. certified mail to the following addresses, or at such other addresses which each party may later designate in writing to the other party:

If to the Company:	If to the Investor:
Steve Ardagh Eagle Protect, PBC 3079 Harrison Avenue, Suite #21 South Lake Tahoe, CA 96150 800-384-3905 steve@eagleprotect.com	At the office of MiTec, PBC (dba Crowdfund MainStreet) 2601 Blanding Ave. C528 Alameda, CA 94501 c/o Investor _____

18. **Governing Law.** This Note shall be governed by, and construed and enforced in accordance with, the laws of the State of California, excluding conflict of laws principles that would cause the application of laws of any other jurisdiction.

19. **Successors and Assigns**. The Note may be assigned by either party so long as such assignment complies with applicable laws and regulations. Subject to the foregoing, this instrument will be binding on the parties' successors and assigns.

20. **No Membership Rights**. The Lender is not entitled, as a holder of this instrument, to vote or receive distributions or be deemed the holder of membership interests of the Borrower for any purpose, nor will anything contained herein be construed to confer on the Lender, as such, any of the rights of a member of the Borrower or any right to vote for the election of managers or directors or upon any matter submitted to members, or to give or withhold consent to any company action, or to receive notice of meetings, or to receive subscription rights or otherwise.

21. **Tax Withholding**. The Lender hereby authorizes the Borrower to make any withholding required by law. Lender agrees to provide to Borrower a Form W-9 or comparable form.

22. **Not Effective Until Acceptable by Borrower**. This agreement is not effective until the Borrower has accepted the Lender's funds.

23. **Counterparts.** This Agreement may be executed in two or more counterparts, each of which shall constitute an original, but all of which, when taken together, shall constitute one instrument, and shall become effective when one or more counterparts have been signed by each party hereto and delivered to the other parties.

24. **Electronic Signatures.** Investor may tender to the Company this Agreement by electronic means such as by email or facsimile. If Investor submits this Agreement to the Company electronically, Investor agrees that Investor's digital signature or other form of electronic acknowledgement, consent or acceptance (as the case may be), constitutes Investor's signature, acceptance and agreement of the terms of this agreement and such digital signature, consent or acceptance shall be given the same force and effect as a signature affixed by hand.

25.   **Severability.** If a court or an arbitrator of competent jurisdiction holds any provision of this agreement to be illegal, unenforceable, or invalid in whole or in part for any reason, the validity and enforceability of the remaining provisions, or portions of them, will not be affected.

26.   **Entire Agreement.** This agreement, along with agreements completed on the Crowdfund Mainstreet platform, constitutes the final, complete, and exclusive statement of the terms of the agreement between the parties pertaining to the Investor's purchase of the Note from the Company, and supersedes all prior and contemporaneous understandings or agreements of the parties.

[Signature page follows.]

INVESTOR:

[FOR ENTITY INVESTOR] SIGNATURE]

Name: _____

By: _____

Title: _____

[FOR INDIVIDUAL INVESTOR]

Name(s) (Print): _____

By (Sign): _____

BORROWER:

EAGLE PROTECT, PBC

By: _____

Name: Stephen Ardagh

Title: President and Chief Executive Officer